

Advantage Announces Third Quarter 2013 Results

Glacier Outperforms Budget
Middle Montney Liquids Demonstrate Consistency
Two New Lower Montney Wells Test at Combined Rate of 20 mmcf/d
Strategic Alternatives Update

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, November 7, 2013 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce the unconsolidated financial and operating results (excludes Longview Oil Corp.) for the three and nine months ended September 30, 2013**.** The detailed results are included in Appendix A.

Glacier continues to demonstrate solid performance as reflected in our third quarter 2013 Corporate results. This quarter represents the first reporting period which excludes the non-core assets that were sold in April, 2013.

Advantage Unconsolidated Results [1]   **Three months ended September 30, 2013**

Operating		Financial		
			$000	**per mcfe**
Daily Production				
Natural gas (mcf/d)	111,518	Petroleum and natural gas sales	$ 26,148	$ 2.53
Crude oil and NGLs (bbls/d)	105	Royalties	(1,283)	(0.12)
Total mcfe/d [2]	**112,148**	*Royalty Rate*	*4.9%*	
Total boe/d [2]	18,691	Realized gain on derivatives	1,709	0.17
		Operating expense	(2,978)	(0.29)
Average prices (excluding hedging)		**Operating income and netback**	**$ 23,596**	**$ 2.29**
Natural gas ($/mcf)	$ 2.46			
Crude oil and NGLs ($/bbl)	$ 95.13	Total capital spending	$ 28,001	
		Working capital deficit [3]	$ 19,836	
		Bank indebtedness	$ 139,941	
		Convertible debentures (face value)	$ 86,250	

(1) Non-consolidated operating and financial highlights for Advantage excluding Longview.
(2) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one bar
(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

➢ Glacier working interest production during the third quarter of 2013 averaged 111.3 mmcfe/d (18,542 boe/d) which exceeded our internal budget by 11%. A number of Montney wells continue to exhibit stronger production resulting from revised completion techniques which were implemented in early 2013.

➢ The royalty rate during the third quarter of 2013 was 4.9% which reflects the positive impact of the Alberta royalty programs on Montney wells drilled at Glacier. We estimate that the royalty rate on an Upper or Lower Montney well at Glacier is approximately 5% for its producing life at an AECO natural gas price below $6.00 Cdn/mcf.

➢ Operating costs averaged $0.29/mcfe ($1.73/boe) during the third quarter of 2013 and demonstrates the continued optimization achievements and efficiencies at our Glacier Montney development. Operating costs in the fourth quarter of 2013 are expected to decrease further due to processing of third party natural gas production of approximately 10 mmcf/d during October and November 2013. In addition, our new water injection well will reduce future water disposal costs.

➢ The operating netback of $2.29/mcfe represents 91% of sales due to our favorable operating and royalty cost structure and strong natural gas hedge position. This demonstrates the solid cash flow generation of our Glacier asset as lower natural gas prices prevailed during the third quarter of 2013 due to record wide AECO to Nymex differentials. AECO prices have improved for the fourth quarter of 2013 as the differentials have narrowed to historical levels.

➢ Total capital expenditures at Glacier for the three months ended September 30, 2013 were $28 million. These expenditures resulted from the commencement of drilling activities associated with our Phase VI capital development program and the purchase of additional Montney lands which complement our Middle Montney liquids reserve and resource upside at Glacier.

➢ Advantage's current Montney land holdings increased 52% during the third quarter to a total of 125.65 gross (120.35 net) sections comprised of four separate contiguous blocks including our Glacier property. In September 2013, an additional 43.25 sections of 100% working interest Montney lands were acquired from the Province of Alberta at a cost of $6.7 million. These lands are located southeast of Glacier in a fairway that we believe is prospective for Middle Montney natural gas liquids.

➢ Our credit facility borrowing base was recently increased to $300 million as a result of our lender's regular semi-annual review in October 2013. As of September 30, 2013, Advantage's bank indebtedness was $140 million which represents an undrawn credit facility of 53%. The next credit facility review will be in June 2014 when Glacier production is targeted to be 135 mmcfe/d.

➢ In addition to Glacier, Advantage's other major assets include a 45.1% ownership in the shares of Longview Oil Corp. ("Longview") valued at approximately $136 million as at September 30, 2013, a $32.6 million Questfire Debenture and 1,500,000 Questfire Class B Shares. Advantage received tax-free dividend income from Longview of $3.2 million ($0.02 per share) during the third quarter of 2013.

➢ Advantage's estimated tax pools as of September 30, 2013 are approximately $1.1 billion of which approximately $800 million are immediately deductible at a rate of 100%.

Middle Montney Wells Demonstrate Consistent Liquid Yields

➢ As referenced in our press release dated September 30, 2013, our 103/1-9-76-12w6 and 102/13-29-76-12w6 Middle Montney wells demonstrated free condensate ("C5+") yields of 50 bbls/mmcf and 24 bbls/mmcf respectively, during initial production testing. Follow-up liquid gas ratio tests on 103/1-9-76-12w6 indicate consistent liquid yields. The 102/13-29-76-12w6 well will be tested this winter when ground conditions permit access to this wellsite.

➢ Additionally, monitoring of the total free C5+ yield at our Glacier gas plant has been consistent since the 103/1-9-76-12w6 and 102/13-29-76-12w6 Middle Montney wells were brought on-stream in the second quarter of 2013. Our Glacier gas plant does not currently have a liquid extraction process installed. However, individual re-testing of wells and monitoring of our total free C5+ volumes provides us with an indication of the liquid content trend.

➢ The calculated shallow cut propane plus (C3+) liquid extraction yields based on the initial production tests were 76 bbls/mmcf and 57 bbls/mmcf for 103/1-9-76-12W6 and 102/13-29-76-12W6, respectively.

➢ Our evaluation of liquids extraction options at Glacier is progressing. External discussions have been held with several parties and comparative economics are currently underway to determine a development plan which delivers long term operational flexibility and maximizes our return on investment. We anticipate providing further details in the near future.

Two New Glacier Lower Montney Wells Tested at a Combined Rate of 20 mmcf/d

➢ As part of our Phase VI Glacier capital development program, two new Lower Montney wells located in the southwest portion of our Glacier land block were completed in October 2013. These wells were completed with a high rate slickwater frac utilizing an open hole packer system and confirmed strong productivity based on this completion design. These two new wells are the southernmost horizontal wells we have drilled in the Lower Montney and illustrate that the southern portion of our Glacier land block is also highly productive in the Lower Montney formation.

➢ The new 100/15-31-75-13w6 Lower Montney well was production tested for 72 hours and demonstrated a final gas flow rate at the end of the test of 9.8 mmcf/d at a final flowing pressure of 7,778 kpa. The final gas flow rate normalized to our gas gather system average pressure of 3,000 kpa is 10.6 mmcf/d.

➢ The new 100/10-31-75-13w6 Lower Montney well was production tested for 57 hours and demonstrated a final gas flow rate at the end of the test of 8.8 mmcf/d at a final flowing pressure of 7,067 kpa. The final gas flow rate normalized to our gas gather system average pressure of 3,000 kpa is 9.4 mmcf/d.

➢ These two new Lower Montney wells were completed with a similar frac design to the technique utilized for our 100/7-7-76-13w6 Lower Montney well which was completed in early 2013 and showed superior results. The 100/7-7-76-13w6 well was brought on production at 12 mmcf/d and has produced 1.7 bcf compared to an average of 0.6 bcf per well from older offset Lower Montney wells after seven months of production.

Phase VI Glacier Capital Development Program On-Track

➢ Our Phase VI Glacier capital development program which is designed to ramp Advantage production to 135 mmcfe/d by Q2 2014 is progressing on-track with three drilling rigs.

➢ To date, 10 of the total 22 wells in the program have been rig released. Of the 10 wells drilled, five are Lower Montney wells, two are Middle Montney wells and three are Upper Montney wells.

➢ We anticipate additional well completion information, including new Middle and Upper Montney wells, will be available in December 2013.

Commodity Hedging Program Reduces Cash Flow Volatility

➢ Advantage has entered into a number of natural gas hedges in support of our two year Glacier development plan. Our natural gas hedges will reduce the volatility of future cash flows through to March 2016. Our hedging positions are summarized in the following table:

Period	Average Production Hedged	Net Forecast Production Hedged	Average Price $Cdn. AECO
Q3 2013 & Q4 2013	38.1 mmcf/d	39%	$3.45/mcf
Q1 2014 to Q4 2014	50.2 mmcf/d	39%	$3.81/mcf
Q1 2015 to Q4 2015	45.0 mmcf/d	27%	$3.91/mcf
Q1 2016	42.7 mmcf/d	23%	$3.90/mcf

➢ Additional details on our hedging program are available at our website at www.advantageog.com.

Strategic Alternatives Process Update

➢ As previously announced, the Corporation's financial advisors, FirstEnergy Capital Corp. and RBC Capital Markets, commenced a broad global marketing effort to solicit interest in a sale of the Corporation or another transaction to maximize value for all shareholders. The process is ongoing. Scheduled technical presentations have been completed, interested parties have received their bid instruction packages and a bid date has been set.

➢ There can be no assurance that this process will result in an acceptable transaction.

Looking Forward

➢ The operating netback during the third quarter of 2013 was impacted by lower natural gas prices due to record wide AECO to Nymex differentials. AECO prices have improved in the fourth quarter of 2013 as the differentials have narrowed to historical levels. This will significantly improve the operating netback at Glacier due to the strong leverage to natural gas prices driven by the low cost structure at our signature property.

➢ The Phase VI capital development program was approved by our Board of Directors on May 21, 2013 with the following guidance:

	April to December 2013 [(1)]	January to March 2014	12 Months ending March 2014 [(1)]
Production (Mmcfe/d)	106.8 – 109.2	128.4 – 130.8	111.0 – 113.4
Exit Production Rate (Mmcfe/d)	-	-	135.0
Royalty Rate (%)	4.9%	4.5%	4.8%
Operating Costs ($/mcfe)	$0.40	$0.30	$0.37
Capital Expenditure ($ million)	$106	$64	$170

Notes: [(1)]   Includes the operating and financial results for the month of April 2013 from non-core assets sold to Questfire Energy Corp. on April 30, 2013.

➢ We are currently reviewing the available options for extracting the natural gas liquids present in the Middle Montney. Further details on the chosen extraction method and the timing of increasing production from the Middle Montney will be provided in the near future.

Interim Consolidated Financial Statements and MD&A

➢ This press release should be read in conjunction with Advantage's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2013 together with the notes thereto, and Management's Discussion and Analysis for the three and nine months ended September 30, 2013 which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

Appendix A – Advantage's Three and Nine Months Ended September 30, 2013 Results

Advantage Unconsolidated Results	Three months ended September 30				Nine months ended September 30			
		2013		2012		2013		2012
Financial ($000, except as otherwise indicated)								
Sales including realized hedging	$	**27,857**	$	29,219	$	**108,639**	$	90,193
per boe	$	**16.20**	$	15.26	$	**19.93**	$	14.97
Funds from operations	$	**16,516**	$	10,343	$	**61,488**	$	30,156
per share [2]	$	**0.10**	$	0.06	$	**0.37**	$	0.18
per boe	$	**9.61**	$	5.40	$	**11.27**	$	5.01
Dividends received from Longview	$	**3,172**	$	3,173	$	**9,518**	$	11,178
per share [2]	$	**0.02**	$	0.02	$	**0.06**	$	0.07
Total capital expenditures	$	**28,001**	$	23,537	$	**85,858**	$	94,721
Working capital deficit [3]	$	**19,836**	$	30,813	$	**19,836**	$	30,813
Bank indebtedness	$	**139,941**	$	152,877	$	**139,941**	$	152,877
Convertible debentures (face value)	$	**86,250**	$	86,250	$	**86,250**	$	86,250
Shares outstanding at end of period (000)		**168,383**		168,383		**168,383**		168,383
Basic weighted average shares (000)		**168,383**		168,383		**168,383**		167,216
Operating								
Daily Production								
Natural gas (mcf/d)		**111,518**		117,462		**115,863**		123,795
Crude oil and NGLs (bbls/d)		**105**		1,235		**651**		1,363
Total mcfe/d [4]		**112,148**		124,872		**119,769**		131,973
Total boe/d [4]		**18,691**		20,812		**19,962**		21,995
Average prices (including hedging)								
Natural gas ($/mcf)	$	**2.63**	$	2.04	$	**3.01**	$	1.90
Crude oil and NGLs ($/bbl)	$	**95.13**	$	63.34	$	**75.97**	$	69.33

(1) Non-consolidated financial and operating highlights for Advantage excluding Longview.

(2) Based on weighted average shares outstanding

(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities

(4) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, but not limited to, anticipated timing of the next review of the Corporation's credit facility; estimated tax pools as at September 30, 2013; anticipated effect of future optimization of completion techniques on well results; the Corporation's anticipated drilling and completion plans; anticipated timing of completion results from drilling rigs at Glacier; expected effect of natural gas hedges on volatility of future cash flows; the Corporation's development plan to increase production at Glacier and the anticipated production levels and timing thereof; anticipated production and forecast production levels, royalty rates, operating costs and capital expenditures under the Corporation's Phase VI capital development program; anticipated effect of new water injection well on water disposal costs; the Corporations plans to review options to facilitate the extraction of natural gas liquids; and status of the Corporation's strategic alternatives process. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; failure to realize the anticipated benefits of the sale of the Corporation's non-core assets; ability to obtain required approvals of regulatory authorities; ability to access sufficient capital from internal and external sources; and failure to complete an acceptable transaction pursuant to the Corporation's strategic alternatives process. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

References in this press release to initial production test rates, initial "productivity", initial "flow" rates, "flush" production rates, C5+ yields, C3+ yields, "liquid yields" and "behind pipe production" are useful in confirming the presence of hydrocarbons, however such rates and yields are not determinative of the rates and yields at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates and yields in calculating the aggregate production for Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf:1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below:

mcf	*thousand cubic feet*
mcfe	*thousand cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil*
mmcfe	*million cubic feet of natural gas equivalent, using the ratio of 6 mcf of natural gas to 1 bbl of oil*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
bbl	*barrel*
NGLs	*natural gas liquids*
Boe/d	*barrles of oil equivalent per day*

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under IFRS. These financial measures include funds from operations and operating netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.